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                           October 5, 2020

       Todd Vogensen
       Chief Financial Officer
       Party City Holdco Inc.
       80 Grasslands Road
       Elmsford, NY 10523

                                                        Re: Party City Holdco
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed September 28,
2020
                                                            File No. 333-249095

       Dear Mr. Vogensen:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Daniel
Morris at (202) 551-3314 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services
       cc:                                              Andrea Nicolas, Esq.